As filed with the Securities and Exchange Commission on February 6, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BRONCO DRILLING COMPANY, INC.

(Exact name of registrant as specified in its charter)

Delaware	20-2902156
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

16217 North May Avenue

Edmond, OK 73013

(405) 242-4444

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

D. Frank Harrison

Chief Executive Officer

Bronco Drilling Company, Inc.

16217 North May Avenue

Edmond, OK 73013

(405) 242-4444

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Seth R. Molay, P.C.

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, TX 75201

(214) 969-2800

(214) 969-4343 (facsimile)

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	4,070,390	$16.09	$65,492,575	$7,007

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers such indeterminate number of shares of common stock as may be required to prevent dilution resulting from stock splits, stock dividends or similar events.
(2)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices of the common stock, as reported on The Nasdaq Global Market on February 5, 2007.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated February 6, 2007

Prospectus

Bronco Drilling Company, Inc.

4,070,390 Shares

Common Stock

This prospectus relates to the offer and resale of up to 4,070,390 shares of our common stock from time to time by the selling stockholders named in this prospectus. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is quoted on The Nasdaq Global Market under the symbol “BRNC.” On February 5, 2007, the last reported sale price of our common stock on The Nasdaq Global Market was $15.98 per share.

The selling stockholders may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers.

Investing in our common stock involves risks. Please read carefully the section entitled “ Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2007.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf registration” process. Under this shelf registration process, the selling stockholders may, from time to time, offer and sell up to 4,070,390 shares of our common stock, as described in this prospectus, in one or more offerings. This prospectus provides you with a general description of the securities the selling stockholders may offer. You should carefully read both this prospectus and any applicable prospectus supplement, together with additional information described under the heading “Where You Can Find More Information,” before buying securities in this offering.

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, the common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

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OUR COMPANY

We provide contract land drilling services to oil and natural gas exploration and production companies. As of December 31, 2006, we owned a fleet of 65 land drilling rigs, of which 52 were operating, three were in the process of being refurbished and ten were held in inventory. We also own a fleet of 67 trucks used to transport our drilling rigs. On January 9, 2007, we acquired 31 workover rigs through our acquisition of Eagle Well Service, Inc. Twenty-four of these rigs were in service at the time of the acquisition, and we intend to deploy the remaining seven rigs on a periodic basis with the expectation that all 31 rigs will be operating by July 2007. Seventeen of the acquired workover rigs are less than two years old.

We commenced operations in 2001 with the purchase of one stacked 650-horsepower drilling rig that we refurbished and deployed. We subsequently made selective acquisitions of both operational and inventoried drilling rigs, as well as ancillary equipment. Our management team has significant experience not only with acquiring rigs, but also with refurbishing and deploying inventoried rigs. We have successfully refurbished and brought into operation 22 inventoried drilling rigs during the period from November 2003 through December 2006. Upon completion of refurbishment, the rigs either met or exceeded our operating expectations. In addition, we have a 41,000 square foot machine shop in Oklahoma City, which allows us to refurbish and repair our rigs and equipment in-house. This facility, which complements our four rig refurbishment yards, significantly reduces our reliance on outside machine shops and the attendant risk of third-party delays in our rig refurbishment program.

As of December 31, 2006, we were operating our drillings rigs in Oklahoma, Kansas, the Barnett Shale and Cotton Valley trends and Palo Duro Basin in Texas, the Williston Basin in North Dakota and the Piceance Basin in Colorado. Our workover rigs are currently operating in Oklahoma, Texas, Kansas and New Mexico.

A majority of the wells we have drilled for our customers have been drilled in search of natural gas reserves. Natural gas is often found in deep and complex geologic formations that generally require higher horsepower, premium rigs and experienced crews to reach targeted depths. Our fleet of 65 drilling rigs includes 38 rigs ranging from 950 to 2,500 horsepower. Accordingly, such rigs can, or in the case of inventoried rigs upon refurbishment will be able to, reach the depths required to explore for deep natural gas reserves. Our higher horsepower rigs can also drill horizontal wells, which are increasing as a percentage of total wells drilled in North America. We believe our premium rig fleet, rig inventory and experienced crews position us to benefit from the natural gas drilling activity in our core operating areas.

Our principal executive offices are located at 16217 North May Avenue, Edmond, Oklahoma 73013, and our telephone number is (405) 242-4444. Our website address is www.broncodrill.com. Information contained on our website does not constitute a part of this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained or incorporated by reference in this prospectus before deciding to invest in our common stock. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to the Oil and Natural Gas Industry

We derive all our revenues from companies in the oil and natural gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices.

We derive all our revenues from companies in the oil and natural gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices. Any prolonged reduction in the overall level of exploration and development activities, whether resulting from changes in oil and natural gas prices or otherwise, can adversely impact us in many ways by negatively affecting:

•	our revenues, cash flows and profitability;

•	our ability to maintain or increase our borrowing capacity;

•	our ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital;

•	our ability to retain skilled rig personnel whom we would need in the event of an upturn in the demand for our services; and

•	the fair market value of our rig fleet.

Worldwide political, economic and military events have contributed to oil and natural gas price volatility and are likely to continue to do so in the future. Depending on the market prices of oil and natural gas, oil and natural gas exploration and production companies may cancel or curtail their drilling programs, thereby reducing demand for our services. Oil and natural gas prices have been volatile historically and, we believe, will continue to be so in the future. Many factors beyond our control affect oil and natural gas prices, including:

•	the cost of exploring for, producing and delivering oil and natural gas;

•	the discovery rate of new oil and natural gas reserves;

•	the rate of decline of existing and new oil and natural gas reserves;

•	available pipeline and other oil and natural gas transportation capacity;

•	the ability of oil and natural gas companies to raise capital;

•	actions by OPEC, the Organization of Petroleum Exporting Countries;

•	political instability in the Middle East and other major oil and natural gas producing regions;

•	economic conditions in the United States and elsewhere;

•	governmental regulations, both domestic and foreign;

•	domestic and foreign tax policy;

•	weather conditions in the United States and elsewhere;

•	the pace adopted by foreign governments for the exploration, development and production of their national reserves;

•	the price of foreign imports of oil and natural gas; and

•	the overall supply and demand for oil and natural gas.

Risks Relating to Our Business

Our acquisition strategy exposes us to various risks, including those relating to difficulties in identifying suitable acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

As a component of our business strategy, we have pursued and intend to continue to pursue selected acquisitions of complementary assets and businesses. In May 2002, we purchased seven drilling rigs, associated spare parts and equipment, drill pipe, haul trucks and vehicles. In August 2003, we acquired drilling rigs and inventoried structures and components which, with refurbishment and upgrades, could be used to assemble 22 drilling rigs. In July 2005, we acquired three additional rigs and related inventory, equipment, components and a rig yard. On October 3, 2005, we acquired five operating rigs, seven inventoried rigs and rig equipment and parts. On October 14, 2005, we acquired nine operating rigs, two rigs undergoing refurbishment, two inventoried rigs and rig equipment and parts. On January 18, 2006, we acquired six operating land drilling rigs and certain other assets, including heavy haul trucks and excess rig equipment. On January 9, 2007, we acquired 31 workover rigs through our acquisition of Eagle Well Service, Inc. Acquisitions, including those described above, involve numerous risks, including:

•	unanticipated costs and assumption of liabilities and exposure to unforeseen liabilities of acquired companies, including but not limited to environmental liabilities;

•	difficulty in integrating the operations and assets of the acquired business and the acquired personnel and distinct cultures;

•	our ability to properly access and maintain an effective internal control environment over an acquired company, in order to comply with the recently adopted public reporting requirements;

•	potential loss of key employees and customers of the acquired companies;

•	risk of entering markets in which we have limited prior experience; and

•	an increase in our expenses and working capital requirements.

The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a disproportionate amount of management attention and financial and other resources. Our failure to achieve consolidation savings, to incorporate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations.

In addition, we may not have sufficient capital resources to complete additional acquisitions. Historically, we have funded the acquisition of rigs and the refurbishment of our rig fleet through a combination of debt and equity financing and cash flows from operations. We may incur substantial additional indebtedness to finance future acquisitions and also may issue equity, debt or convertible securities in connection with such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity or convertible securities could be dilutive to our existing stockholders. Furthermore, we may not be able to obtain additional financing on satisfactory terms. Even if we have access to the necessary capital, we may be unable to continue to identify additional suitable acquisition opportunities, negotiate acceptable terms or successfully acquire identified targets.

Increases in the supply of rigs could decrease dayrates and utilization rates.

An increase in the supply of land rigs, whether through new construction or refurbishment, could decrease dayrates and utilization rates, which would adversely affect our revenues and profitability. In addition, such adverse affect on our revenue and profitability caused by such increased competition and lower dayrates and utilization rates could be further aggravated by any downturn in oil and natural gas prices. There is currently evidence that there is moderate downward pressure on dayrates and utilization. We believe that this is primarily due to the increase in supply of land rigs.

A material reduction in the levels of exploration and development activities in Oklahoma or Texas or an increase in the number of rigs mobilized to Oklahoma or Texas could negatively impact our dayrates and utilization rates.

We currently conduct a substantial portion of our operations in Oklahoma and Texas. A material reduction in the levels of exploration and development activities in Oklahoma or Texas due to a variety of oil and natural gas industry risks described above or an increase in the number of rigs mobilized to Oklahoma or Texas could negatively impact our dayrates and utilization rates, which could adversely affect our revenues and profitability.

Our revenues and profitability could be negatively impacted if we are unable to successfully complete the refurbishment of our inventoried rigs on schedule and within budget and use those and the other rigs in our fleet at profitable levels.

We have refurbished 22 drilling rigs from inventory during the period November 2003 through December 2006 and we intend to refurbish additional rigs from our inventory from time to time as market conditions warrant. We also intend to deploy seven workover rigs by July 2007. Our revenues and profitability could be negatively impacted if we are unable to successfully complete the refurbishment of our inventoried rigs on schedule and within budget and operate those and the other rigs in our fleet at profitable levels. Refurbishment projects are subject to the risks of delay and cost overruns inherent in any large construction project, including shortages of equipment, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, inability to obtain necessary certifications and approvals and shortages of materials or skilled labor. Significant delays could negatively impact our anticipated contract commitments with respect to rigs being refurbished, while significant cost overruns or delays in general could adversely affect our financial condition and results of operations. Moreover, customer demand for newly or recently refurbished rigs may not be as strong as we anticipated, and our inability to obtain contracts on anticipated terms or at all may negatively impact our revenues and profitability.

We have a history of losses and may experience losses in the future.

Although we reported net income of $43.5 million and $5.1 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, we have a history of losses. We incurred net losses of $2.8 million, $1.6 million and $1.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. Our profitability in the future will depend on many factors, but largely on utilization rates and dayrates for our drilling rigs. Our current utilization rates and dayrates may decline and we may experience losses in the future.

We operate in a highly competitive, fragmented industry in which price competition could reduce our profitability.

We operate in a highly competitive, fragmented industry in which price competition could reduce our profitability. The fact that drilling rigs are mobile and can be moved from one market to another in response to market conditions heightens the competition in the industry.

The drilling contracts we compete for are usually awarded on the basis of competitive bids or direct negotiations with customers. We believe pricing and rig availability are the primary factors our potential customers consider in determining which drilling contractor to select. In addition, we believe the following factors are also important:

•	the type and condition of each of the competing drilling rigs;

•	the mobility and efficiency of the rigs;

•	the quality of service and experience of the rig crews;

•	the offering of ancillary services; and

•	the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques.

While we must be competitive in our pricing, our competitive strategy generally emphasizes the quality of our equipment and experience of our rig crews to differentiate us from our competitors. This strategy is less effective as lower demand for drilling services or an oversupply of rigs usually results in increased price competition and makes it more difficult for us to compete on the basis of factors other than price. In all of the markets in which we compete, an oversupply of rigs can cause greater price competition which can, in turn, reduce our profitability.

Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services improves in a region where we operate, our competitors might respond by moving in suitable rigs from other regions. An influx of rigs from other regions could rapidly intensify competition and reduce profitability.

We face competition from competitors with greater resources that may make it more difficult for us to compete, which can reduce our dayrates and utilization rates.

Some of our competitors have greater financial, technical and other resources than we do that may make it more difficult for us to compete, which can reduce our dayrates and utilization rates. Their greater capabilities in these areas may enable them to:

•	better withstand industry downturns;

•	compete more effectively on the basis of price and technology;

•	retain skilled rig personnel; and

•	build new rigs or acquire and refurbish existing rigs so as to be able to place rigs into service more quickly than us in periods of high drilling demand.

We are subject to unexpected cost overruns on our footage contracts and, to the extent we enter into such arrangements, turnkey contracts, which could negatively impact our profitability.

For the years ended December 31, 2005 and 2004, 1% and 13%, respectively, of our total revenues was derived from footage contracts. We had only one footage contract during the nine months ended September 30, 2006. Under footage contracts, we are paid a fixed amount for each foot drilled, regardless of the time required or the problems encountered in drilling the well. We typically pay more of the out-of-pocket costs associated with footage contracts as compared to daywork contracts. The risks to us on a footage contract are greater because we assume most of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including the risk of blowout, loss of hole, stuck drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors’ services, supplies, cost escalation and personnel. The occurrence of uninsured or under-insured losses or operating cost overruns on our footage jobs could have a negative impact on our profitability. Similar to our footage contracts, under turnkey contacts drilling companies assume most of the risks associated with drilling operations that the operator generally assumes under a daywork contract. Although we historically have not entered into turnkey contracts, if we were to enter into a turnkey contract or acquire such a contract in connection with future acquisitions, the occurrence of uninsured or under-insured losses or operating cost overruns on such a job could negatively impact our profitability.

Our operations involve operating hazards which, if not insured or indemnified against, could adversely affect our results of operations and financial condition.

Our operations are subject to the many hazards inherent in the contract land drilling business, including the risks of:

•	blowouts;

•	fires and explosions;

•	loss of well control;

•	collapse of the borehole;

•	lost or stuck drill strings; and

•	damage or loss from natural disasters.

Any of these hazards can result in substantial liabilities or losses to us from, among other things:

•	suspension of drilling operations;

•	damage to, or destruction of, our property and equipment and that of others;

•	personal injury and loss of life;

•	damage to producing or potentially productive oil and natural gas formations through which we drill; and

•	environmental damage.

We seek to protect ourselves from some but not all operating hazards through insurance coverage. However, some risks are either not insurable or insurance is available only at rates that we consider uneconomical. Those risks include pollution liability in excess of relatively low limits. Depending on competitive conditions and other factors, we attempt to obtain contractual protection against uninsured operating risks from our customers. However, customers who provide contractual indemnification protection may not in all cases maintain adequate insurance to support their indemnification obligations. Our insurance or indemnification arrangements may not adequately protect us against liability or loss from all the hazards of our operations. The occurrence of a significant event that we have not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations to us could materially and adversely affect our results of operations and financial condition. Furthermore, we may be unable to maintain adequate insurance in the future at rates we consider reasonable.

We face increased exposure to operating difficulties because we primarily focus on drilling for natural gas.

A majority of our drilling contracts are with exploration and production companies in search of natural gas. Drilling on land for natural gas generally occurs at deeper drilling depths than drilling for oil. Although deep-depth drilling exposes us to risks similar to risks encountered in shallow-depth drilling, the magnitude of the risk for deep-depth drilling is greater because of the higher costs and greater complexities involved in drilling deep wells. We generally enter into International Association of Drilling Contractors contracts that contain “day work” indemnification language that transfers responsibility for down hole exposures such as blowout and fire to the operator, leaving us responsible only for damage to our rig and our personnel. If we do not adequately insure the risk from blowouts or if our contractual indemnification rights are insufficient or unfulfilled, our profitability and other results of operation and our financial condition could be adversely affected in the event we encounter blowouts or other significant operating difficulties while drilling at deeper depths. If our primary focus shifts from drilling for customers in search of natural gas to drilling for customers in search of oil, a portion of our rig fleet could be disadvantaged in competing for new oil drilling projects as compared to competitors that primarily use shallower drilling depth rigs when drilling in search of oil.

Our operations are subject to various laws and governmental regulations that could restrict our future operations and increase our operating costs.

Many aspects of our operations are subject to various federal, state and local laws and governmental regulations, including laws and regulations governing:

•	environmental quality;

•	pollution control;

•	remediation of contamination;

•	preservation of natural resources; and

•	worker safety.

Our operations are subject to stringent federal, state and local laws and regulations governing the protection of the environment and human health and safety. Such laws and regulations relate to the disposal of oilfield waste and restrict the types, quantities and concentrations of such regulated substances that can be released into the environment. Several such laws also require removal and remedial action and other cleanup under certain circumstances, commonly regardless of fault. Planning, implementation and maintenance of protective measures are required to prevent accidental discharges. Spills of oil, natural gas liquids, drilling fluids and other substances may subject us to penalties and cleanup requirements. Handling, storage and disposal of both hazardous and non-hazardous wastes are also subject to these regulatory requirements. In addition, our operations are often conducted in or near ecologically sensitive areas, which are subject to special protective measures and that may expose us to additional operating costs and liabilities for accidental discharges of oil, natural gas, drilling fluids, contaminated water or other substances or for noncompliance with other aspects of applicable laws and regulations. Historically, we have not been required by regulatory authorities to obtain environmental or other permits prior to drilling a well. Instead, the operator of the oil and gas property has been obligated to obtain the necessary permits at its own expense.

The federal Clean Water Act, Oil Pollution Act, Clean Air Act, Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, the Safe Drinking Water Act, the Occupational Safety and Health Act, or OSHA, and their state counterparts and similar statutes and regulations promulgated thereunder are the primary vehicles for imposition of environmental requirements and for civil, criminal and administrative penalties and other sanctions for violation of their requirements. The OSHA hazard communication standard, the Environmental Protection Agency “community right-to-know” regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes and similar other laws and regulations require us to organize and report information about the hazardous materials we use in our operations to employees, state and local government authorities and the public. In addition, CERCLA, also known as the “Superfund” law, and similar state statutes impose strict liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered responsible for the release or threatened release of hazardous substances into the environment. These persons include the current owner or operator of a facility where a release has occurred, the owner or operator of a facility at the time a release occurred, and companies that disposed of or arranged for the disposal of hazardous substances found at a particular site. This liability may be joint and several. Such liability, which may be imposed for the conduct of others and for conditions others have caused, includes the cost of removal and remedial action as well as damages to natural resources. Few defenses exist to the liability imposed by environmental laws and regulations. It is also not uncommon for third parties to file claims for cost recovery, contribution, personal injury and property damage caused by substances released into the environment.

Environmental laws and regulations are complex and subject to frequent changes. Failure to comply with governmental requirements or inadequate cooperation with governmental authorities could subject a responsible party to administrative, civil or criminal action. We may also be exposed to environmental or other liabilities originating from businesses and assets that we acquired from others. We believe we are in substantial compliance with applicable environmental laws and regulations and, to date, such compliance has not materially affected our capital expenditures, earnings or competitive position. We do not expect to incur material capital expenditures in our next fiscal year in order to comply with current or reasonably anticipated environmental requirements. However, our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of regulatory noncompliance or contamination may require us to make material expenditures or subject us to liabilities that we currently do not anticipate.

In addition, our business depends on the demand for land drilling services from the oil and natural gas industry and, therefore, is affected by tax, environmental and other laws relating to the oil and natural gas industry generally, by changes in those laws and by changes in related administrative regulations. It is possible that these laws and regulations may in the future add significantly to our operating costs or those of our customers or otherwise directly or indirectly affect our operations.

We rely on a few key employees whose absence or loss could disrupt our operations resulting in a loss of revenues.

Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services, particularly the loss of Frank Harrison, our Chief Executive Officer and President or Zachary Graves, our Chief Financial Officer could disrupt our operations resulting in a loss of revenues. Although we have employment contracts with a small number of our employees, as a practical matter such employment agreements will not assure the retention of those employees. In addition, we do not maintain “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.

We may be unable to attract and retain qualified, skilled employees necessary to operate our business.

Our success depends in large part on our ability to attract and retain skilled and qualified personnel. Our inability to hire, train and retain a sufficient number of qualified employees could impair our ability to manage and maintain our business. We require skilled employees who can perform physically demanding work. Shortages of qualified personnel are occurring in our industry. As a result of the volatility of the oil and natural gas industry and the demanding nature of the work, potential employees may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. If we should suffer any material loss of personnel to competitors or be unable to employ additional or replacement personnel with the requisite level of training and experience to adequately operate our equipment, our operations could be materially and adversely affected. With a reduced pool of workers, it is possible that we will have to raise wage rates to attract workers from other fields and to retain our current employees. If we are not able to increase our service rates to our customers to compensate for wage-rate increases, our profitability and other results of operations may be adversely affected.

Shortages in equipment and supplies could limit our operations and jeopardize our relations with customers.

The materials and supplies we use in our operations include fuels to operate our drilling and workover equipment, drilling mud, drill pipe, drill collars, drill bits and cement. Shortages in equipment supplies could limit our operations and jeopardize our relations with customers. We do not rely on a single source of supply for any of these items. From time to time there have been shortages of equipment and supplies during periods of high demand which we believe could reoccur. Shortages could result in increased prices for equipment or supplies that we may be unable to pass on to customers. In addition, during periods of shortages, the delivery times for equipment and supplies can be substantially longer. Any significant delays in our obtaining equipment or supplies could limit our operations and jeopardize our relations with customers. In addition, shortages of equipment or supplies could delay and adversely affect our ability to obtain new contracts for our rigs, which could negatively impact our revenues and profitability.

We will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to timely comply with Section 404 or if the costs related to compliance are significant, our profitability, stock price and results of operations and financial condition could be materially adversely affected.

We will be required to comply with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 as of December 31, 2006. Section 404 requires that we document and test our internal control over financial reporting and issue management’s assessment of our internal control over financial reporting. This section also requires that our independent registered public accounting firm opine on those internal controls and management’s assessment of those controls. We are currently evaluating our existing controls against the standards adopted by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. During the course of our ongoing evaluation and integration of the internal control over financial reporting, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues identified through this review.

We believe that the out-of-pocket costs, the diversion of management’s attention from running the day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 of the Sarbanes-Oxley Act could be significant. If the time and costs associated with such compliance exceed our current expectations, our profitability could be affected.

We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our auditors will not identify material weaknesses in internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our auditors identify and report such material weakness, the accuracy and timeliness of the filing of our annual and quarterly reports may be negatively affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could negatively impact our business, profitability and financial condition.

Risks Related to this Offering and Our Common Stock

Our largest stockholder is able to exercise significant influence over our company, and its interests may conflict with those of our other stockholders.

Wexford Capital LLC, or Wexford, through Bronco Drilling Holdings, L.L.C., beneficially owned approximately 16.3% of our common stock as of January 30, 2007. As a result, Wexford is able to exercise significant influence over matters requiring stockholder approval, including the election of directors, changes to our charter documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The interests of Wexford with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders. Wexford’s continued concentrated ownership may have the effect of delaying or preventing a change of control of us, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. Bronco Drilling Holdings is one of the selling stockholders and will own 4.8% of our common stock after this offering assuming all of its shares included in this prospectus are sold and no other shares are acquired by Bronco Drilling Holdings or issued by us.

We have incurred and will continue to incur increased costs as a result of being a public company.

As a result of becoming a public company in August 2005, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. We have incurred and will continue to incur costs associated with our public company reporting requirements and costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the National Association of Securities Dealers, Inc. Prior to March 29, 2006, we were considered to be controlled by Wexford under rules of The Nasdaq Global Market and, as a result, were eligible for exemptions from provisions of these rules requiring that our board have a majority of independent directors, nominating and corporate governance and compensation committees composed entirely of independent directors and written charters addressing specified matters. On March 29, 2006, we ceased to be a controlled company within the meaning of these rules, and we will be required to comply with these provisions after the specified transition periods. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

If the price of our common stock fluctuates significantly, your investment could lose value.

Prior to our initial public offering in August 2005, there had been no public market for our common stock. Although our common stock is now quoted on The Nasdaq Global Market, we cannot assure you that an active public market will continue to exist for our common stock or that our common stock will continue to trade in the public market subsequent to this offering at or above the public offering price. If an active public market for our common stock does not continue, the trading price and liquidity of our common stock will be materially and adversely affected. If there is a thin trading market or “float” for our stock, the market price for our common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, investors may be unable to liquidate their investment in us. Further, the stock market is subject to significant price and volume fluctuations, and the price of our common stock could fluctuate widely in response to several factors, including:

•	our quarterly operating results;

•	changes in our earnings estimates;

•	additions or departures of key personnel;

•	changes in the business, earnings estimates or market perceptions of our competitors;

•	changes in general market or economic conditions; and

•	announcements of legislative or regulatory change.

The stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in our industry. The changes often appear to occur without regard to specific operating performance. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company and these fluctuations could materially reduce our stock price.

The market price of our common stock could decline following sales of substantial amounts of our common stock in the public markets.

If a large number of shares of our common stock is sold in the open market, the trading price of our common stock could decrease. As of January 30, 2007, we had an aggregate of 71,491,671 shares of our common stock authorized but unissued and not reserved for specific purposes. In general, we may issue all of these shares without any approval by our stockholders. We may pursue acquisitions and may issue shares of our common stock in connection with these acquisitions.

Bronco Drilling Holdings, L.L.C., one of the selling stockholders and an entity controlled by Wexford, owned 16.3% of our common stock as of January 30, 2007 and will own approximately 4.8% of our common stock after this offering assuming all of its shares included in this prospectus are sold and no other shares are acquired by Bronco Drilling Holdings or issued by us. We have entered into a registration rights agreement with Bronco Drilling Holdings under which Bronco Drilling Holdings has been granted demand registration rights, as well as “piggyback” registration rights. Shares owned by Bronco Drilling Holdings have been included in this registration statement pursuant to that registration rights agreement. Sales by Bronco Drilling Holdings or by other securityholders, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock or could impair our ability to obtain capital through an offering of equity securities. See “Plan of Distribution” for further information regarding Bronco Drilling Holdings’ registration rights.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

Provisions in our organizational documents could delay or prevent a change in control of our company, even if that change would be beneficial to our stockholders.

The existence of some provisions in our organizational documents could delay or prevent a change in control of our company, even if that change would be beneficial to our stockholders. Our certificate of incorporation and bylaws contain provisions that may make acquiring control of our company difficult, including:

•	provisions regulating the ability of our stockholders to nominate directors for election or to bring matters for action at annual meetings of our stockholders;

•	limitations on the ability of our stockholders to call a special meeting and act by written consent;

•	the authorization given to our board of directors to issue and set the terms of preferred stock; and

•	limitations on the ability of our stockholders from removing our directors without cause.

We do not intend to pay cash dividends on our common stock in the foreseeable future, and therefore only appreciation of the price of our common stock will provide a return to our stockholders.

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. In addition, the terms of our credit facilities prohibit us from paying dividends and making other distributions. As a result, only appreciation of the price of our common stock, which may not occur, will provide a return to our stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus, and the documents incorporated by reference in this prospectus, include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included or incorporated by reference in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.

These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control.

Although we believe our estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained or incorporated by reference in this prospectus are not guarantees of future performance, and we cannot assure any reader that those statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections included or incorporated by reference in this prospectus and include:

•	volatility of oil and natural gas prices;

•	our acquisition strategy;

•	increases in the supply of rigs;

•	any material reduction in the levels of exploration and development activities in Oklahoma or Texas or any increase in the number of rigs mobilized to Oklahoma or Texas;

•	our possible inability to successfully refurbish our inventoried rigs;

•	the competitive, fragmented nature of our industry;

•	competition from competitors with greater resources;

•	possible uninsured or under-insured losses or operating cost overruns on footage contracts and turnkey contracts;

•	the operating hazards of our operations;

•	operating difficulties related to drilling for natural gas;

•	laws and governmental regulations that could restrict our future operations and increase our operating costs;

•	any absence or loss of key employees;

•	any inability to attract an retain qualified, skilled employees;

•	shortages in equipment and supplies; and

•	our future compliance with Section 404 of the Sarbanes-Oxley Act.

We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders pursuant to this prospectus. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by us, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares, which will be borne by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock, certificate of incorporation and our bylaws are summaries and are qualified by reference to our certificate of incorporation and our bylaws, as amended and restated, copies of which are incorporated in this prospectus by reference, and by the provisions of applicable law.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. Our shares of common stock are quoted on The Nasdaq Global Market. On January 30, 2007, there were 26,017,588 shares of common stock outstanding, and we had no shares of preferred stock outstanding.

Common Stock

Subject to any special voting rights of any series of preferred stock that we may issue in the future, holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of the board of directors can elect all the directors to be elected at that time and, in such event, the holders of the remaining shares will be unable to elect any directors to be elected at that time. Our certificate of incorporation denies stockholders any preemptive rights to acquire or subscribe for any stock, obligation, warrant or other securities of ours. Holders of shares of our common stock have no redemption or conversion rights nor are they entitled to the benefits of any sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of shares of common stock shall be entitled to receive, pro rata, all the remaining assets of our company available for distribution to our stockholders after payment of our debts and after there shall have been paid to or set aside for the holders of capital stock ranking senior to common stock in respect of rights upon liquidation, dissolution or winding up the full preferential amounts to which they are respectively entitled.

Holders of record of shares of common stock are entitled to receive dividends when and if declared by the board of directors out of any assets legally available for such dividends, subject to both the rights of all outstanding shares of capital stock ranking senior to the common stock in respect of dividends and to any dividend restrictions contained in debt agreements.

Preferred Stock

Our board of directors is authorized to issue up to 1,000,000 shares of preferred stock in one or more series. The board of directors may fix for each series:

•	the distinctive serial designation and number of shares of the series;

•	the voting powers and the right, if any, to elect a director or directors;

•	the terms of office of any directors the holders of preferred shares are entitled to elect;

•	the dividend rights, if any;

•	the terms of redemption, and the amount of and provisions regarding any sinking fund for the purchase or redemption thereof;

•	the liquidation preferences and the amounts payable on dissolution or liquidation;

•	the terms and conditions under which shares of the series may or shall be converted into any other series or class of stock or debt of the corporation; and

•	any other terms or provisions which the board of directors is legally authorized to fix or alter.

We do not need stockholder approval to issue or fix the terms of the preferred stock. The actual effect of the authorization of the preferred stock upon your rights as holders of common stock is unknown until our board of directors determines the specific rights of owners of any series of preferred stock. Depending upon the rights granted to any series of preferred stock, your voting power, liquidation preference or other rights could be adversely affected. Preferred stock may be issued in acquisitions or for other corporate purposes. Issuance in connection with a stockholder rights plan or other takeover defense could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of our company. We have no present plans to issue any shares of preferred stock.

Anti-takeover Effects of Provisions of Our Certificate of Incorporation and Our Bylaws

Some provisions of our certificate of incorporation and our bylaws contain provisions that could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Undesignated preferred stock. The ability to authorize and issue undesignated preferred stock may enable our board of directors to render more difficult or discourage an attempt to change control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interest, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Stockholder meetings. Our certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or by a resolution adopted by a majority of our board of directors.

Requirements for advance notification of stockholder nominations and proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

Stockholder action by written consent. Our certificate of incorporation and bylaws provide that, except as may otherwise be provided with respect to the rights of the holders of preferred stock, no action that is required or permitted to be taken by our stockholders at any annual or special meeting may be effected by written consent of stockholders in lieu of a meeting of stockholders, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by our board. This provision, which may not be amended except by the affirmative vote of holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, makes it difficult for stockholders to initiate or effect an action by written consent that is opposed by our board.

Amendment of the bylaws. Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our charter and bylaws grant our board the power to adopt, amend and repeal our bylaws at any regular or special meeting of the board on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws but only at any regular or special meeting of stockholders by an affirmative vote of holders of at least 66  2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Amendment of the Certificate of Incorporation. Our certificate of incorporation provides that, in addition to any other vote that may be required by law or any preferred stock designation, the affirmative vote of the holders of at least 66  2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend, alter or repeal, or adopt any provision as part of our certificate of incorporation inconsistent with the provisions of our certificate of incorporation dealing with distributions on our common stock, our board of directors, our bylaws, meetings of our stockholders or amendment of our certificate of incorporation.

The provisions of our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Computershare Shareholder Services, Inc. and its subsidiary, EquiServe Trust Company, N.A., are the transfer agent and registrar for our common stock.

SELLING STOCKHOLDERS

The following table presents information regarding the selling stockholders and the shares that they may offer and sell from time to time under this prospectus. The nature of any position, office or other material relationship each selling stockholder has had with us within the past three years is indicated in the footnotes to the table. All of the information contained in the table below is based upon information provided to us by the selling stockholders as of February 1, 2007. We have not independently verified this information. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that the selling stockholder may offer under this prospectus. The selling stockholders may sell some, all or none of their shares. Further, the selling stockholders may have sold, transferred or otherwise disposed of some or all of their common stock since the date on which the information is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Accordingly, the specific ownership of the selling stockholders may vary at any given time.

	Beneficial Ownership Prior to the Offering(1)		Number of Shares Offered	Beneficial Ownership After the Offering(2)
Name and Address of Beneficial Owner	Number	Percentage		Number	Percentage
Bronco Drilling Holdings, L.L.C. (3)	4,249,794	16.3%	3,000,000	1,249,794	4.8%
David White (4)	244,670	*	244,670	0	0
Kim Snell Revocable Trust (4)	275,240	*	275,240	0	0
2006 Snell Family Irrevocable Trust (4)	412,860	*	412,860	0	0
Snell Family Charitable Remainder Unitrust (4)	137,620	*	137,620	0	0

Total	5,320,184		4,070,390

*	Less than one percent.

(1)	The percentage of shares beneficially owned is based on 26,017,588 shares of common stock outstanding as of January 30, 2007.

(2)	We have assumed all shares of common stock included in this prospectus have been sold and that no additional shares have been acquired or sold by the selling stockholders or have been issued by us.

(3)	Wexford Capital LLC is the sole manager of Bronco Drilling Holdings, L.L.C. and controls three limited liability companies that own membership interests in Bronco Drilling Holdings. We refer to these three companies as the Wexford members. The remaining membership interests are owned by Mike Liddell, our Chairman of the Board. The Wexford members have the exclusive authority to appoint the manager to manage and act on behalf of Bronco Drilling Holdings. Mr. Liddell has no power or authority to act for or on behalf of Bronco Drilling Holdings or make decisions with respect to the shares of our company owned by Bronco Drilling Holdings. All distributions made by Bronco Drilling Holdings are first paid to the Wexford members pro rata until they have received amounts equal to their capital contributions in Bronco Drilling Holdings. Thereafter, distributions are to be made 90% to the Wexford members and 10% to Mr. Liddell. Wexford Capital may, by reason of its status as manager of Bronco Drilling Holdings, be deemed to own beneficially the interest in the shares of our common stock of which Bronco Drilling Holdings possesses beneficial ownership. Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford, be deemed to beneficially own the interests in the shares of our common stock of which Bronco Drilling Holdings possesses beneficial ownership. Each of Charles E. Davidson, Joseph M. Jacobs and Wexford shares the power to vote and to dispose of the interests in the shares of our common stock beneficially owned by Bronco Drilling Holdings. Each of Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of our common stock owned by Bronco Drilling Holdings and Wexford. During the past three years, affiliates of Wexford have also made loans to us or guaranteed loans we received form third parties. Additional information regarding these transactions is contained in our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated herein by reference.

(4)	On January 9, 2007, we acquired Eagle Well Service, Inc. in a merger for an aggregate merger consideration of $2.5 million in cash and 1,070,390 shares of our common stock. In addition, we assumed debt, net of working capital, estimated to be approximately $3 million. David White, Kim Snell Revocable Trust, 2006 Snell Family Irrevocable Trust and Snell Family Charitable Remainder Unitrust owned all the common stock of Eagle Well Service, Inc. at the time of the merger.

Mr. Kim Snell and Mrs. Jamie Snell are co-trustees of the Kim Snell Revocable Trust for which they each have independent voting power, Mrs. Jamie Snell is the trustee of the 2006 Snell Family Irrevocable Trust and has sole voting power for such trust and Mr. Kim Snell is the trustee of the Snell Family Charitable Remainder Unitrust and has sole voting power for such trust. We are a party to six lease agreements with Grace Properties, LLC, an entity owned by Mr. Kim Snell and Mrs. Jamie Snell, under which we are obligated to make aggregate annual payments of approximately $168,000 during the six-year terms of the leases. In addition, in January 2006, we purchased six land drilling rigs and certain other assets, including heavy haul trucks and excess equipment, from Big A Drilling Company, L.C. for $16.335 million in cash and 72,751 shares of our common stock. Mr. Snell owned approximately 39.5% of the common stock of Big A Drilling Company at the time of our purchase. Mr. Snell received approximately $6.4 million in cash and 28,786 shares of our common stock in that transaction. In connection with the Eagle transaction, on January 9, 2007 we entered into a three year employment agreement with Mr. Snell providing for an annual salary of $148,000 in addition to standard employee benefits.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders. A selling stockholder is a person named in the section entitled “Selling Stockholders” and also includes any donee, pledgee, transferee or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by us, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares, which will be borne by the selling stockholders. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions):

•	on any securities exchange or quotation on which the common stock may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or services or in the over-the-counter market;

•	in negotiated transactions;

•	through put or call option transactions relating to the shares;

•	through short sales of shares;

•	any other method permitted under applicable law;

•	a combination of these methods of sale.

The common stock may be sold from time to time at:

•	fixed prices;

•	market prices prevailing at the time of sale;

•	prices related to such prevailing prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These transactions may be made directly by the selling stockholders or through underwriters, broker dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling stockholders and the purchasers of the common stock for whom they may act as agents (which compensation may be in excess of customary compensation).

The selling stockholders may enter into hedging transactions with broker dealers or other financial institutions. In connection with these transactions, broker dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling stockholders. The selling stockholders may also loan or pledge the common stock to broker dealers or other financial institutions that in turn may sell the common stock or enter into options or other transactions with broker dealers or other financial institutions which require the delivery to these broker dealers or other financial institutions of shares offered by this prospectus, which shares these broker dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented, as necessary, to reflect such transaction).

The selling stockholders and any underwriters, broker dealers or agents that act in connection with the sale of shares may be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by these broker dealers or agents or any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any underwriter, agent or broker dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because selling stockholders may be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of up to five business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of the purchases and sales of shares of our common stock by the selling stockholders or any other person.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

We granted registration rights to Bronco Drilling Holdings under a registration rights agreement dated as of August 11, 2005. Under the registration rights agreement, Bronco Drilling Holdings holds demand registration rights as well as “piggyback” registration rights. The demand rights enable Bronco Drilling Holdings to require us to register its shares of our common stock with the SEC. The piggyback rights allow Bronco Drilling Holdings to register the shares of our common stock that it owns along with other shares that we register with the SEC. These registration rights are subject to customary conditions and limitations, all of which are described in more detail in the registration rights agreement, which is incorporated by reference in this prospectus.

The shares of common stock offered in this prospectus by David White, Kim Snell Revocable Trust, 2006 Snell Family Irrevocable Trust and Snell Family Charitable Remainder Unitrust were issued in connection with our acquisition of Eagle Well Service, Inc. on January 9, 2007. In the merger agreement with these entities, we agreed to register those shares with the SEC and, subject to certain limitations, to use our commercially reasonable efforts to keep that registration statement effective until such time as the securities have been sold or are eligible for resale under Rule 144 of the Securities Act, whichever comes first.

LEGAL MATTERS

The validity of the shares of common stock to be offered hereby will be passed upon by Akin, Gump, Strauss, Hauer & Feld, L.L.P.

EXPERTS

The consolidated balance sheets of Bronco Drilling Company, Inc. and Subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, members’/stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005, appearing in our Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report with respect thereto. Such financial statements and report are incorporated herein by reference in reliance upon the authority of such firm as experts in accounting and auditing.

The financial statements of Big A Drilling as of December 31, 2005 and the year then ended appearing in the Current Report on Form 8-K filed on March 31, 2006 have been audited by Clinton R. Kindell, CPA P.C., an independent accountant, as set forth in his report with respect thereto. Such financial statements and report are incorporated herein by reference and are included in reliance upon the authority of such individual as an expert in accounting and auditing.

The financial statements of Eagle Well Service, Inc. as of and for the year ended July 31, 2006 appearing in Amendment No. 1 to the Current Report on Form 8-K filed on January 31, 2007 have been audited by Clinton R. Kindell, CPA P.C., an independent accountant, as set forth in his report with respect thereto. Such financial statements and report are incorporated herein by reference and are included in reliance upon the authority of such individual as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in that registration statement and its exhibits. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed with or incorporated by reference as part of the registration statement. We file reports, proxy and information statements and other information with the SEC. You may read any materials we have filed with the SEC free of charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any part of these documents may be obtained from such office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the SEC. You can also find our SEC filings on our website at www.broncodrill.com.

The SEC allows us to “incorporate by reference” into this prospectus the information we provide in other documents filed by us with the SEC. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document that is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies and replaces this information. We incorporate by reference the following documents that we have filed with the SEC (other than those furnished pursuant to Item 2.02 or Item 7.01 on Form 8-K):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 7, 2006.

•	Quarterly Report on Form 10-Q for the three months ended March 31, 2006, filed on May 12, 2006.

•	Quarterly Report on Form 10-Q for the three months ended June 30, 2006, filed on August 9, 2006.

•	Quarterly Report on Form 10-Q for the three months ended September 30, 2006, filed on November 2, 2006.

•	The following Current Reports on Form 8-K filed by us with the SEC since December 31, 2005:

(1)	Current Report on Form 8-K filed on January 20, 2006;

(2)	Current Report on Form 8-K filed on February 14, 2006;

(3)	Current Report on Form 8-K filed on March 3, 2006;

(4)	Current Report on Form 8-K filed on March 24, 2006;

(5)	Current Report on Form 8-K filed on March 30, 2006;

(6)	Current Report on Form 8-K filed on March 31, 2006;

(7)	Current Report on Form 8-K filed on June 15, 2006;

(8)	Current Report on Form 8-K filed on September 18, 2006; and

(9)	Current Report on Form 8-K filed on January 16, 2007 and Amendment No. 1 thereto filed on January 31, 2007.

•	The description of our common stock contained in the Registration Statement on Form 8-A, File No. 000-51471, filed by us with the SEC on August 8, 2005.

In addition, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those furnished pursuant to Item 2.02 or Item 7.01 on Form 8-K) after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all securities remaining unsold, will be considered to be incorporated by reference into this prospectus and to be a part of this prospectus from the dates of the filing of such documents.

You may get copies of this prospectus or any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by telephoning us at (405) 242-4444 or writing to us at the following address:

Bronco Drilling Company, Inc.

16217 North May Avenue

Edmond, Oklahoma 73013

Attention: Mark Dubberstein, General Counsel

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses payable by the registrant in connection with the registration of the common stock. The selling stockholders will not pay any of the registration expenses.

SEC registration fee	$7,000
Legal fees and expenses	$25,000
Accounting fees and expenses	$7,000
Printing expenses	$1,500
Miscellaneous expenses	$500

Total	$41,000

Item 15. Indemnification of Directors and Officers.

Delaware Law

Section 145 of the Delaware General Corporation Law, or the DGCL, permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by the DGCL:

•	for any breach of the director’s duty of loyalty to the company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

•	for any transaction from which the director derives an improper personal benefit.

This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Certificate of Incorporation and Bylaws

Our certificate of incorporation provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former directors and officers, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to our certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification conferred by our certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our certificate of incorporation may have or hereafter acquire under law, our certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our certificate of incorporation also permits us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our certificate of incorporation.

Our bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those set forth in our certificate of incorporation. In addition, our bylaws provide for a right of indemnitee to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. Pursuant to such indemnification agreements, we have agreed to indemnify each such person to the fullest extent permitted by our certificate of incorporation, our bylaws and applicable law, as the same exists or may hereafter be amended or replaced (but only to the extent that such change authorizes broader indemnification rights than were permitted prior thereto). We have agreed to indemnify each such indemnitee against any and all expenses or losses in the event any such indemnitee was, is or becomes party to, or was or is threatened to be made party to, or was or is otherwise involved in, any proceeding, whether civil, criminal, administrative or investigative, by virtue of his or her status as a director, officer, employee, partner, member, manager, trustee, fiduciary or agent of ours or of another entity, trust or enterprise (when holding such corporate status at our request). We also have agreed to indemnify such indemnitee against any federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of any payments under the indemnification agreement. Notwithstanding the foregoing, no indemnification obligations will arise (i) in the event a proceeding was initiated or brought voluntarily by such indemnitee against us or our directors, officers, employees or other indemnities and the board of directors has not authorized or consented to the initiation of such proceeding, or (ii) for an accounting of profits made from the purchase and sale by such indemnitee of securities of ours within the meaning of Section 16(b) of the Exchange Act or any similar successor statute.

Pursuant to these indemnification agreements we also have agreed to indemnify any indemnitee who, by reason of his or her corporate status described in the immediately preceding paragraph, is a witness in any proceeding to which such indemnitee is not a party, against all expenses actually and reasonably paid or incurred by such indemnitee in connection therewith. We also are obligated to advance any expenses (except the amount of any settlement) actually and reasonably paid or incurred by the indemnitee in connection with any proceeding (except those proceedings initiated by such indemnitee which are not authorized by the board of directors) to the fullest extent permitted by law upon delivery of the requisite undertaking to repay such advances, if it is ultimately adjudicated that such person is not entitled to indemnification.

Item 16. Exhibits.

(a) The following is a list of exhibits filed as a part of this registration statement.

Exhibit Number	Description

4.1	Specimen Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-125405, filed by the Company with the SEC on August 2, 2005).

5.1*	Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

10.1	Registration Rights Agreement, dated as of August 11, 2005, by and between the Company and Bronco Drilling Holdings, L.L.C. (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1, File No. 333-128861, filed by the Company with the SEC on October 6, 2005).

10.2	Agreement and Plan of Merger dated as of January 9, 2007 by and among the Company, BDC Acquisition Company, Eagle Well Service, Inc., Kim L. Snell, David White, Kim Snell Revocable Trust, 2006 Snell Family Irrevocable Trust and Snell Family Charitable Remainder Unitrust (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, File No. 000-51471, filed by the Company with the SEC on January 16, 2007).

23.1*	Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included on Exhibit 5).

23.2*	Consent of Grant Thornton LLP.

23.3*	Consent of Clinton R. Kindell, CPA P.C.

24.1*	Power of Attorney (included on the signature page of this registration statement).

*	Filed herewith.

(b) Financial Statement Schedules.

None.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Act”);

(ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in subparagraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Act, to treat each post-effective amendment as a new registration statement of the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the end of the offering.

(b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Edmond, state of Oklahoma on the 6th day of February, 2007.

BRONCO DRILLING COMPANY, INC.

By:	/s/ D. FRANK HARRISON
D. Frank Harrison
Chief Executive Officer and President

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints D. Frank Harrison, Zachary M. Graves and Mark Dubberstein, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on February 6, 2007.

Name	Title

/s/ D. FRANK HARRISON	Chief Executive Officer, President and Director (Principal Executive Officer)
D. Frank Harrison

/s/ ZACHARY M. GRAVES	Chief Financial Officer (Principal Financial and Principal Accounting Officer)
Zachary M. Graves

/s/ MIKE LIDDELL	Chairman of the Board and Director
Mike Liddell

/s/ GARY C. HILL	Director
Gary C. Hill

/s/ DAVID L. HOUSTON	Director
David L. Houston

/s/ WILLIAM R. SNIPES	Director
William R. Snipes

Bronco Drilling Company, Inc.

Exhibit Index

Exhibit Number		Description

4.1		Specimen Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-125405, filed by the Company with the SEC on August 2, 2005).

5.1	*	Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

10.1		Registration Rights Agreement, dated as of August 11, 2005, by and between the Company and Bronco Drilling Holdings, L.L.C. (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1, File No. 333-128861, filed by the Company with the SEC on October 6, 2005).

10.2		Agreement and Plan of Merger dated as of January 9, 2007 by and among the Company, BDC Acquisition Company, Eagle Well Service, Inc., Kim L. Snell, David White, Kim Snell Revocable Trust, 2006 Snell Family Irrevocable Trust and Snell Family Charitable Remainder Unitrust (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, File No. 000-51471, filed by the Company with the SEC on January 16, 2007).

23.1	*	Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included on Exhibit 5).

23.2	*	Consent of Grant Thornton LLP.

23.3	*	Consent of Clinton R. Kindell, CPA P.C.

24.1	*	Power of Attorney (included on the signature page of this registration statement).

*	Filed herewith.